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WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

ALAMEDA SANTOS, 1940 – 3° ANDAR
01418-200 SÃO PAULO – SP
BRAZIL

TELEPHONE: (55-11) 3147-5600
FACSIMILE: (55-11) 3147-5611

E-MAIL: mlawson@whitecase.com

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03022508

May 26, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Judiciary Plaza
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Companhia Força e Luz Cataguazes-Leopoldina
File No. 82-5147

Dear Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents that Companhia Força e Luz Cataguazes Leopoldina (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, in each case since March 17, 2003 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of this letter and the enclosed documents by stamping an additional copy of this letter and returning it to our messenger.

dlw 6/12

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3147-5600.

Very truly yours,

Miguel Lawson

Miguel Lawson

Schedule I

1. Investor Relations Monthly Report (Nº 02/2003), dated February 28, 2003 (English translation attached hereto as Exhibit 1).

2. Investor Relations Monthly Report (Nº 03/2003), dated March 31, 2003 (English translation attached hereto as Exhibit 2).

3. Summons for General Shareholders Meeting, dated April 11, 2003 (English translation attached hereto as Exhibit 3).

4. Investor Relations Monthly Report (Nº 04/2003), dated April 30, 2003 (English translation attached hereto as Exhibit 4).

5. Notice to Shareholders re: Capital Increase by Private Subscription, dated April 29, 2003 (English translation attached hereto as Exhibit 5).

6. Summons for Extraordinary Shareholders Meeting, dated April 29, 2003 (English translation attached hereto as Exhibit 6).

7. Summary of General Shareholders Meeting, dated April 30, 2003 (English translation attached hereto as Exhibit 7).

8. Report to Shareholders on First Quarter 2003 (English translation attached hereto as Exhibit 8).

9. Relevant Information, dated May 15, 2003 (English translation attached hereto as Exhibit 9).

10. Minutes of the Extraordinary General Shareholders Meeting held on May 15, 2003 (English translation attached hereto as Exhibit 10).

File No. 82-5147

COMPANHIA FOR[illegible] E LUZ CATAGUAZES-LEO[illegible]LDINA


BOVESPA

Ticket Symbol
FLCL

Level 1 ADR - American Depositary Receipts
USA
Ticket Symbol
CFLPY – Preferred Class "A"
CFLCY – Common



Investor Relations Monthly Report – *Edition # 02/2003 – February 28th, 2003*

• Consumption of energy in January maintains rising trend

In January 2003 Cataguazes-Leopoldina's consolidated sales of electric energy increased 23.4% compared to the same month in 2002, maintaining the rising energy consumption trend. As a result, consolidated energy consumption jumped from the level of 291 KWh per consumer in the last quarter of 2002 (October to December) to 296 KWh in January, which represents a growth of 1.7%.


Consumption in the quarters of 2002 and January 2003 (in KWh/mo.)
300
250
200
150
100
50
0
250
275
270
291
296
84
95
89
96
104
Consolidated Total Consumption per Capita
Consolidated Residential Consumption per Capita
1° Qt 2° Qt 3° Qt 4° Qt Jan

Sales this month totaled 507 GWh, which also represents an increase of 3.0% compared to January 2001, a year in which the market had yet to suffer the consequences of electric energy rationing.

Although the residential consumer continues to save electricity, physical sales to this segment showed improvement this month, with consumption per capita increasing 8.3% compared to the last quarter of 2002.

Cataguazes-Leopoldina's consolidated operating revenue was R$95.6 million for the first month of this year, i.e. 11.8% higher than in January 2002.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January 2003

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million	**20.2**	**4.8**	**27.8**	**5.9**	**35.4**	**95.6**
Gross Revenue Growth -% (*)	- 4.3	+ 2.1	+ 39.0	+18.0	+ 19.6	+ 11.8
Electricity Sales – GWh	**85**	**23**	**158**	**44**	**197**	**507**
Retail Market						
• Residential	28	11	39	10	64	152
• Industrial	27	5	64	23	57	176
• Commercial	12	5	22	6	30	75
• Other classes	18	2	33	5	46	104
Sales Increase - % (*)	**+15.7**	**+14.4**	**+23.0**	**+24.4**	**+28.3**	**+23.4**
• Residential	+14.1	+15.7	+34.5	+24.8	+24.6	+24.2
• Industrial	+14.7	+12.3	+ 8.4	+20.0	+31.3	+17.6
• Commercial	+12.7	+ 3.6	+24.4	+24.5	+6.7	+13.6
• Other classes	+22.3	+32.6	+45.7	+52.6	+49.6	+42.5

(*) In relation to the same month of 2002.

• Investments in the electric sector expected to reach R$ 207.8 million in 2003

The Board of Directors of Cataguazes-Leopoldina last January 17 approved the budget proposal regarding the 2003 investment program. The document contains applications in the range of R$ 207.8 million for increasing self generation and improving the electric system of the Company and its subsidiaries, CENF, Energipe, CELB, Saelpa, Cat-Leo Energia and Thermal Plant of Juiz de Fora.

Investment Program
(In R$ million)

Description	CFLCL	CENF	Energipe	CELB	Saelpa	Cat-Leo (*)	Total
Generation	0.7	0.1	-	-	-	137.5	138.3
Transmission and Distribution	9.9	2.0	14.5	4.1	23.6	-	54.1
Ancillary Services	6.1	0.3	5.4	0.7	2.9	-	15.4
Total	16.7	2.4	19.9	4.8	26.5	137.5	207.8

(*) Includes investments of Thermal Plant of Juiz de Fora

Of this amount, 67% will be applied in generation, 26% in the transmission and distribution of electric energy and the remaining 7% in auxiliary services. Among the electric energy generation projects, the most prominent are works in progress involving the Ponte, Palestina, Triunfo, Granada and Cachoeira Encoberta PCHs (Small Hydroelectric Centers), which will enter into operation this year, adding 100 MW to the Cataguazes-Leopoldina System's current electric energy generation capacity (154 MW). The Ponte (24 MW) and Granada (15 MW) PCHs will initiate their operating tests in the middle of next March and May respectively.

For further clarifications and additional information, please do not hesitate to contact us

In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3422-1701 / 3421-4240
In Rio de Janeiro - Phone: +55 21 2509-3771 / 2509-7622 / Fax: +55 21 2221-7954
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

File No. 82-5147


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA


LISTED
BOVESPA
COMPANY

Ticket Symbol
FLCL

Level I ADR - American Depositary Receipts
USA
Ticket Symbol
CFLPY – Preferred Class "A"
CFLCY – Common

(2)

Investor Relations Monthly Report – *Edition # 03/2003 – March 31st, 2003*

• Consolidated Gross Revenue was R$184.8 million in the first two-months of 2003

During the first two months of 2003, consolidated sales of electric energy by Cataguazes-Leopoldina rose 23.5% over the same period in 2002, reaching 1,002 GWh. This volume also represents an increase of 1.7% compared to the same period in 2001, at which time the market had not yet suffered the consequences of electricity rationing.

Therefore, consolidated gross operating revenue of Cataguazes-Leopoldina was R$184.8 million during the two months of this year, that is, 17.2% higher compared to the same period in 2002.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January / February of 2003

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million	**39.5**	**9.5**	**54.4**	**12.4**	**66.1**	**184.8**
Gross Revenue Growth - % (*)	+ 2.6	+ 6.7	+ 43.2	+ 19.2	+ 17.4	+17.2
Electricity Sales – GWh	**167**	**46**	**315**	**87**	**387**	**1,00.2**
Retail Market						
• Residential	54	21	79	20	128	302
• Industrial	53	10	126	46	111	346
• Commercial	24	9	46	12	59	150
• Other classes	36	6	64	9	89	204
Sales Increase - % (*)	**+16.0**	**+18.2**	**+25.7**	**+28.3**	**+24.9**	**+23.5**
• Residential	+15.5	+17.9	+33.0	+24.5	+26.2	+25.1
• Industrial	+12.7	+20.1	+14.8	+30.3	+24.2	+19.4
• Commercial	+15.2	+7.1	+23.9	+25.5	+14.8	+17.8
• Other classes	+22.6	+36.0	+43.9	+30.6	+31.8	+33.7

(*) In relation to the same period of 2002.

• 2002 Consolidated Net Loss of Cataguazes-Leopoldina was R$73 million

Although electricity rationing ceased in the first quarter of 2002, the result for the year was strongly impacted by the energy consumption reduction program in the concession area of Cataguazes-Leopoldina group of companies. In 2002, the consolidated electric sales growth were below expectations and increased by 4.9% over 2001. Compared to the volume recorded by the five companies in the year 2000, when the market had not yet been impacted by the consequences of rationing, consumption in 2002 was 3.4% lower.

CFLCL recorded a consolidated gross operating of R$1,051.7 million in 2002 (R$216.7 million for the parent company), compared to R$1,062.6 million in 2001 (R$241.5 million for the parent company).

EBITDA, was 19.6% higher in relation to 2001, totaling R$225.9 million (R$27.9 million for the parent company), which represents a consolidated EBITDA margin of 27.7% (21.7% in 2001).

In 2002, the result was also impacted by higher inflation and higher rate of interest in the economy, as well as the need for the company and its subsidiaries to raise funds in the short-term market, in view of the financial shortcomings caused by the reduction in operating revenue and delays in receipt of credits from the Wholesale Energy Market (*MAE*) and rationing compensation from the Brazilian Treasury, amounting to almost R$140 million, of which R$90 million has not been received to-date. CFLCL recorded a consolidated loss of R$73.0 million (R$76.8 million for the parent company) in the fiscal year 2002.

2002 Results Summary

	Parent Company		Consolidated	
Figures in R$ millions	2002	2001	2002	2001
Gross Revenue	216.7	241,5	1,051.7	1,062.6
Net operating revenue	161.0	194.4	815.0	871.1
Controllable Expenses	(43.6)	(38.9)	(190.9)	(165.5)
EBIT	11.1	50.7	160.9	133.0
Adjusted EBITDA	27.9	68.4	225.9	188.9
Financial Result	(75.6)	(46.8)	(228.0)	(127.3)
Loss in the period	(76.8)	(0.3)	(73.0)	(0.7)


EBITDA in 2002 / 2001 – R$ Million
27.9
68.4
14.3
11.3
63.2
103.5
11.9
(1.6)
101.7
2.8
225.9
188.9
CFLCL
CENF
Energipe
CELB
Saelpa
Consolidated
2002
2001

For further clarifications and additional information, please do not hesitate to contact us

In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3422-1701 / 3421-4240
In Rio de Janeiro - Phone: +55 21 3231-6900 / Fax: +55 21 2221-7954
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

COMPANHIA
FORÇA E LUZ
CATAGUAZES
LEOPOLDINA



COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
PUBLICITY TRADED CORPORATION
CORPORATE TAX CODE (*CNPJ/MF*) # 19.527.639/0001-58

SUMMONS
GENERAL SHAREHOLDERS MEETING

Shareholders are hereby called to attend the General Shareholders Meeting to be held at the head offices of this Company located at Praça Rui Barbosa # 80 in Cataguases (MG), at 2:30pm on April 30, 2003, in order to:

a. analyze management accounts, and examine, discuss and vote on the financial statements relating to the year ended December 31, 2002;
b. deliberate on the appropriation of the results;
c. establish a global annual remuneration for Company's Administration; and
d. fill the vacancy of alternate members of the Board of Directors.

Under CVM Instruction # 165/91, altered by CVM Instruction # 282/98, the minimum required percentage of voting capital to request adoption of the multiple vote is 5% (five percent).

Documents relating to the matters to be discussed at the meeting are at the disposal of shareholders at the Company's head offices and also on the Company's web site (www.cataguazes.com.br).

Cataguases, April 11, 2003.

Ivan Müller Botelho
President of the Board of Directors

Praça Rui Barbosa, 80 – Cataguases (MG) - Telefone: (32) 3429 - 6000 - Fax: (32) 3421 – 4240
http://www.cataguazes.com.br

File No. 82-5147

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA



Ticket Symbol
FLCL

Level I ADR - American Depositary Receipts
USA
Ticket Symbol
CFLPY – Preferred Class "A"
CFLCY – Common



Investor Relations Monthly Report – *Edition # 04/2003 – April 30th, 2003*

• PCH Ponte begins operational test phase

PCH Ponte, having an installed capacity of 24.4 MW and annual production capacity of 136 GWh, enters its commercial operation test phase. This small hydro-electric station is one of the 5 generating projects at different stages of construction being built by subsidiary CAT-LEO Energia. Another project in its final installation stage is the PCH Granada, with 15.8 MW and an annual production capacity of approximately 66 GWh, scheduled to start operations at the end of this coming June.

• Consolidated Gross Revenue of Cataguazes-Leopoldina reached R$284.9 million in 1st quarter of 2003

In the first quarter of 2003, consolidated sales of electric energy of Cataguazes-Leopoldina increased 19.4% compared to the same period in 2002, reaching 1.490 GWh. This volume also represents an increase of 0.7% over the same quarter in 2001, a period in which the market had not yet sustained the consequences of the electric power rationing program.

Therefore, the consolidated gross operating revenue of Cataguazes - Leopoldina was R$284.9 million in these three months of the year, that is, 11.7% higher compared to the same period in 2002.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January / March of 2003

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million	**59.9**	**14.6**	**82.4**	**20.1**	**102.5**	**284.9**
Gross Revenue Growth - % (*)	+ 6.0	- 9.9	+ 26.0	+ 24.1	+ 6.0	+ 11.7
Electricity Sales – GWh	**248**	**70**	**474**	**131**	**567**	**1,490**
Retail Market						
• Residential	80	31	118	30	187	446
• Industrial	78	15	192	70	166	521
• Commercial	36	14	68	17	87	222
• Other classes	54	10	96	14	127	301
Sales Increase - % (*)	**+12.6**	**+15.3**	**+20.8**	**+21.4**	**+21.3**	**+19.4**
• Residential	+15.3	+17.2	+30.5	+21.3	+24.3	+23.4
• Industrial	+5.2	+11.1	+11.2	+23.1	+20.5	+14.5
• Commercial	+14.6	+5.6	+21.5	+18.1	+11.3	+15.0
• Other classes	+19.3	+32.9	+31.0	+17.7	+25.8	+26.0

(*) In relation to the same period of 2002.

• Board of Directors deliberates on capital increase in the amount of R$20 million

As part of the debt reduction program of Cataguazes-Leopoldina, on April 29, 2003 the Board of Directors deliberated on a capital increase in the amount of R$20 million, by private subscription, in the proportion of 5.25 new shares for each group of 100 shares currently held by its type. The subscription price is R$3.00 per lot of one thousand shares, to be paid in cash and/or credits against the Company, within 2 business days as of the end of the preference period which begins on April 30, 2003 and ends on May 30, 2003.

• Boards of Directors of CFLCL and Energipe call Extraordinary Shareholders Meetings for debenture issuance

The Boards of Directors of CFLCL and its subsidiary, Energipe, called Extraordinary Shareholders Meetings for this coming May 15 in order to approve the Debt Restructuring Program of Cataguazes-Leopoldina group of companies, by issuing debentures and rescheduling of liabilities owed to creditors and suppliers.

The debentures to be issued by CFLCL (up to R$130 million) and Energipe (up to R$250 million) will be secured by a floating guarantee, it's a non-convertible debenture with a maximum maturity of 54 and 72 months respectively as of the issue date.

• Energipe supply tariffs increase by 30.06%

On April 17 last, Aneel authorized the new supply tariffs of Energipe, as a result of the end of the tariff review process. The Company's tariff increased by 35.18%, but only 29.71% was actually applied in 2003 owing to the tariff ceiling imposed by Aneel, limiting the increase to the "IRT" (Tariff Restatement Index) for the period. However, the increase introduced as of April 22, 2003 was 30.06%, considering recalculation of costs resulting from the rationing program and the "CVA" (Compensation Account for Variation of Amounts in Portion A Items), under current legislation.

For further clarifications and additional information, please do not hesitate to contact us

In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3422-1701 / 3421-4240
In Rio de Janeiro - Phone: +55 21 3231-6900 / Fax: +55 21 2221-7954
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director


COMPANHIA
FORÇA E LUZ
CATAGUAZES
LEOPOLDINA



COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
PUBLICITY TRADED CORPORATION
CORPORATE TAX CODE (*CNPJ/MF*) # 19.527.639/0001-58

NOTICE TO SHAREHOLDERS

CAPITAL INCREASE BY PRIVATE SUBSCRIPTION IN THE AMOUNT OF R$20.000.001,00

We hereby notify that as of April 30, 2003 Shareholders may exercise their preference right in the private subscription of capital increase from R$334.335.000,00 to R$354.335.001,00, in the proportion of 5.25 new shares for each group of 100 shares of the type currently held, in accordance with the terms set forth below, as deliberated by the Board of Diectors on April 29, 2003.

Preference Right Period: April 30, 2003 to May 30, 2003
Issue Value: R$3,00 per lot of one thousand common shares or class "A" preferred shares.

The issue value shall be paid in cash and/or by credits against the Company, within 2 days after the end of the subscription period.

Shareholders may also, irrevocably, in the same subscription bulletin, place a reservation for subscription of ordinary shares and/or class "A" shares which are not subscribed during the preference right period, and shall be subject to apportionment, by type of shares, proportional to the respective reservations placed, if such reservations, added to the shares already subscribed, exceed the total issuance of the respective types of shares, and within the same term for paying-in of shares subscribed during the preference period, and shall pay for this reservation in cash and/or by credits in the Company's name.

In the event of excess reservations of shares and in the event of advanced payment of this reservation, Companhia Força e Luz Cataguazes-Leopoldina shall be obligated to refund the corresponding amount, calculated after finalization of apportionment referred to above, at the same place of subscription, within 2 business days as of the end of the preference right period. The unapportioned balance shall be sold in the stock exchange, in benefit of the Company.
The new shares resulting from this private subscription shall have the same rights and characteristics as the current shares of the same type and shall have full participation in the dividends and/or interest on own capital as may be distributed after this date.

Service centers:

Cataguases (MG) - Praça Rui Barbosa # 80 - Tel.: (032) 3429-6226 / 6000
Rio de Janeiro (RJ) - Av. Presidente Vargas # 463 – 21st floor - Tel:(021) 3231-6914 / 6900

Cataguases, April 29, 2003.

Maurício Perez Botelho
Investor Relations Director


COMPANHIA
FORÇA E LUZ
CATAGUAZES
LEOPOLDINA



COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
PUBLICITY TRADED CORPORATION
CORPORATE TAX CODE (*CNPJ/MF*) # 19.527.639/0001-58

SUMMONS
EXTRAORDINARY SHAREHOLDERS MEETING

Shareholders are hereby called to attend the Extraordinary Shareholders Meeting to be held at the head offices of this Company located at Praça Rui Barbosa # 80 in Cataguases (MG), at 9:00am on May 15, 2003, in order to:

a) approve the Debt Restructuring Program of Cataguazes-Leopoldina group of companies, by issuance of debentures and rescheduling of current liabilities payable to creditors and suppliers. The debentures will be secured by a floating guarantee, in addition to a package of additional guarantees, it will be non-convertible debenture, nominative, totaling up to R$130 million, in two series, having a maximum maturity of 54 months as of the issuance date.

Cataguases, April 29, 2003.

Ivan Müller Botelho
President of the Board of Directors


COMPANHIA
FORÇA E LUZ
CATAGUAZES
LEOPOLDINA



COMPANHIA FORÇA E LUZ CATAGUAZES - LEOPOLDINA
PUBLICITY TRADED CORPORATION
CORPORATE TAX CODE (*CNPJ/MF*) # 19.527.639/0001-58
BOARD OF TRADE (*NIRE*) # 31300040992

Summary of the Minutes (Law # 6,404/76, art. 130, §§ 2 and 3) - General Shareholders Meeting held on April 30th, 2003, at 2:30pm, at the Company's head office located at Praça Rui Barbosa # 80 in Cataguases (MG). Attendance: Shareholders representing over 2/3 (two thirds) of voting capital, representatives of the Independent Auditors and of the Audit Committee. Unanimous deliberations, with the abstention of legally impeded shareholders, in relation to: 1) approval of Management Report and Financial Statements relating to the year ending December 31, 2002. 2) approval of the appropriation of 2002 losses, in the amount of R$76,771,981.47, as set forth in the "Statement of Changes in Shareholders' Equity", which is part of the 2002 financial statements; 3) election of alternate members of the Company's Board of Directors, having a term of office be until the taking of office of those members to be elected at the General Shareholders Meeting that will approve the 2003 financial statements, shareholder: Maurício Perez Botelho, Brazilian, married, engineer, bearer of Identity Card # 04066824-6 IFP-RJ and individual tax code (CIC) # 738.738.107-00, with business address at Av. Presidente Vargas # 463 – 4th floor, in Rio de Janeiro (RJ) as alternate of the following members: Ivan Müller Botelho, Ricardo Perez Botelho, Marcílio Marques Moreira and Omar Carneiro da Cunha Sobrinho; and Edmundo Picucci, Brazilian, married, engineer, bearer of Identity Card # 6879350 SSP/SP and individual tax code (CIC) # 693.117.068-68, resident and domiciled at Alameda Procyon # 317, Aldeia da Serra – Barueri (SP) as alternate of the member Thomas Gregg Cauchois; 4) maintain global annual remuneration for board members as established at the 2002 General Shareholders Meeting, with monetary restatement at the rate of 50% of the variation of the official IGPM index, and the Board of Administration shall decide on individual distribution. 5) authorize publication of the minutes of this Meeting in summary form with the omission of the shareholders' signatures. Transcription: in book # 11 of the minutes of General Shareholders Meetings of Companhia Força e Luz Cataguazes-Leopoldina. signed) Ivan Müller Botelho - Chairman of the Meeting; signed) Carlos Aurélio Martins Pimentel - Secretary.

Cataguases, April 30, 2003

Maurício Perez Botelho
Investor Relations Director

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA



Dear Shareholders:

We believe it is important to highlight the following facts relating to the first quarter 2003:

Consolidated sales of electric energy in the quarter reflect an increase of 19.4%
Energy consumption in Northeast shows greater recovery

Consolidated electricity sales of Cataguazes-Leopoldina (CFLCL) increased 19.4% in this first 1st quarter when compared to the same quarter of last year, however, such performance still below expectations, when compared to the consolidated volume sold in the 1st quarter of 2001, a period in which the market had not yet sustained the consequences of energy rationing, the sales level being up just 0.7%. Electricity sales in the Northeast, specifically in the subsidiaries Energipe, CELB and Saelpa, indicate a faster market recovery after rationing compared to the sales pick up from CFLCL and CENF, the later two operating in the Brazilian Southeast region.. Compared to the 1st quarter of 2001 (without rationing), consolidated sales of the 1st quarter of 2003 of the subsidiaries operating in the Northeast region were up 2.6%, however, in the Southeast the electricity volume sold by CFLCL and CENF is down 5.9%. Thus average consumption per capita of consumers served by Energipe, CELB and Saelpa shows an increase of 21.9%, rising from an average of 260 KWh in January and February 2002 (last two months of rationing period), to an average of 317 KWh during the 1st quarter of 2003. Average per capita consumption increase of the CFLCL and CENF consumers in the same period is lower than northeast ones, at 13.2% (up from 258 KWh to 292 KWh). Below is the sales variation for the 1st quarter of 2003, compared to the same quarters of 2002 and 2001.

Electricity Sales

	Sales (GWh) 1st Quarter of 2003	Change % 1st QT 2003 / 1st QT 2002	Change % 1st QT 2003 / 1st QT 2001
Companies in Southeast			
CFLCL	248	12.6	- 4.6
CENF	70	15.3	- 9.1
Subtotal Southeast	318	13.6	- 5.9
Companies in Northeast			
Energipe	474	20.8	+ 2.4
CELB	131	21.4	- 2.2
Saelpa	568	21.6	+ 4.0
Subtotal Northeast	1,173	21.1	+ 2.6
Total Southeast + Northeast	**1,491**	**19.4**	**0.7**

Revenue and Cash Generation

During the 1st quarter of 2003, CFLCL recorded consolidated gross operating revenue of R$284,914 thousand (R$59,879 thousand at parent company), that is, 11.7% up on the same period in 2002, at R$255,052 thousand (R$56,465 thousand at parent company).

Consolidated operating cash generation, measured by the EBITDA, was up 31.6% over the 1st quarter of 2002, totaling R$68,789 thousand (R$13,983 thousand at parent company), representing a consolidated EBITDA margin of 32.0% (25.8% in 2002).

Below is the evolution of cash generation (EBITDA) of the Cataguazes-Leopoldina Group (distribution entities only) during the first three months of the current business year:

Cash Flow Generation (Adjusted EBITDA)
- In R$ thousand -

Company	1st Quarter 2003	1st Quarter 2002
CFLCL	13.983	13.775
CENF	1.053	4.974
Energipe	12.345	12.887
Saelpa	32.148	14.996
CELB	2.235	663
Consolidated EBITDA (*)	**68.789**	**52.284**
Consolidated EBITDA Margin (%)	32,0	25,8

(*) EBITDA = Earnings before interest tax depreciation and amortization of all entities.

Indebtedness profile harms results

As mentioned previously, the electric energy rationing period which ended in February 2002 caused a drop in the consolidated operating income of Cataguazes-Leopoldina. This fact, coupled with the consolidated debts of Cataguazes-Leopoldina, in the total approximate amount of R$1.2 billion and with delays in the receipt of its credits from Brazilian Treasury and the postponement of 50% of the MAE settlement related to the period from September 2000 to December 2002, in the approximate amount of R$140 million (approximately R$89 million not received at March 31, 2003), obliged Cataguazes-Leopoldina to obtain short-term financing in the domestic loan market, subject to heavier financial charges. Consequently, in the 1st quarter of 2003, Cataguazes-Leopoldina recorded a negative consolidated result of R$15,570 thousand (R$16,005 thousand at parent company CFLCL).

Results for the 1st Quarter

Amounts in R$ thousand	Parent Company 2003	Parent Company 2002	Consolidated 2003	Consolidated 2002
Gross Operating Revenue	59,879	56,465	284,914	255,052
Net Operating Revenue	**43,719**	**44,037**	**215,180**	**202,649**
Controlable expenses	(10,338)	(9,524)	(44,876)	(41,151)
Results of the Electric Utility Services	**10,660**	**10,353**	**55,453**	**39,828**
Financial expenses, net	(26,326)	(17,506)	(55,175)	(37,187)
Loss for the period	**(16,005)**	**(7,049)**	**(15,570)**	**(6,777)**

CFLCL is implementing a debt restructure program for Cataguazes-Leopoldina Group in the total approximate amount of R$520 million, by the following means: (i) issue of debentures in a maximum total amount of R$130 million by parent company CFLCL and a maximum of R$250 million by the subsidiary Energipe; (ii) debt rescheduling in the total amount of R$140 million and (iii) capital increase at CFLCL in the amount of R$20 million.

The main commercial and financial data, individually and consolidated, for Cataguazes-Leopoldina Group distributors and generators at March 31, 2003 are set forth below:

	CFLCL	CENF	Energipe	CELB	Saelpa	Cat-Leo (*)	Consolidado
Physical Data							
Number of Employees	717	94	767	218	1.549	69	3.474
Number of Consumers (thousand)	292	71	423	128	803	-	1.717
GWh Sold to Retail Market	248	70	474	131	568	-	1.491
Financial Data (R$ thousand)							
Total Assets	856,800	77,477	1.210,417	86,867	670,545	280,945	2,775,233
Cash and Cash Equivalents	3,783	2,690	6.108	2.356	9,660	19,462	44,352
Indebtness	314,807	13,749	384,926	37,026	157,800	170,302	1,162,617
Shareholders' Equity	309,428	40,577	655,105	12,153	137,173	1,078	272,747
Gross Operating Revenue	59,879	14,614	82,358	20,100	102,470	12,659	284,914
Net Operating Revenue	43,719	10,554	62,346	16,015	77,790	12,033	215,180
Results of the Electric Utility Services	10,660	433	8,948	1,471	27,900	6,229	55,453
Net Income (Loss)	(16,005)	456	(7,965)	1,244	11,310	4,300	(15,570)
Cash Flow Generation (Adjusted EBITDA)	13,983	1,053	12,345	2,235	32,148	7,178	68,789
Adjusted EBITDA / Net Revenue	32.0	10.0	19.8	14.0	41.3	59.7	32.0

(*) Consolidated. A Cat-Leo Energia is the Parent Company of Usina Termelétrica de Juiz de Fora.

Boards of Directors of CFLCL and Energipe call Meetings for debenture issuance

Extraordinary Shareholders Meetings have been called by the Boards of Directors of CFLCL and its subsidiary company Energipe for the coming May 15 in order to approve the Debt Rescheduling Program of Cataguazes-Leopoldina Group, by issuance of debentures and rescheduling of debt owed to creditors and suppliers.

The debentures to be issued by CFLCL (in the maximum amount of R$130 million) and Energipe (in the maximum amount of R$250 million) shall be secured by a floating guarantee, are not convertible into shares and shall have a maximum maturity of 54 and 72 months, respectively, as of the issue date.

Board of Directors approves a capital increase of R$20 million

Under the scope of Cataguazes-Leopoldina's debt reduction program, on April 29, 2003, the Board of Directors approced a capital increase in the amount of R$20 million by private subscription in the proportion of 5.25 new shares for each group of 100 shares currently held. The subscription price is R$3.00 per lot of one thousand shares, to be paid in cash and/or credits against Company, within 2 business days as of the end of the preference period, which begins on April 30, 2003 and ends on May 30, 2003.

Consolidated investment amount to R$47.6 million

During the quarter, CFLCL and its subsidiary companies Cat-Leo Energia, Usina Termelétrica de Juiz de Fora, CENF, Energipe, CELB and Saelpa invested R$47,603 thousand of which 65% was in energy generation.

PCH Ponte, having installed power of 24.4 MW and annual production capacity of 136 GWh, entered its commercial operations test phase at the end of last April. This small Hydro Electric Plant is one of the five generation projects which are at different stages of construction, being

built by subsidiary company CAT-LEO Energia. Another project in its final installation stage is the PCH Granada, with 15.8 MW and an annual production capacity of approximately 66 GWh, scheduled to start operations at the end of this coming June

Investments

Amounts in R$ thousand	CFLCL (*)	CENF	Energipe	CELB	Saelpa	Total
. Generation	30,802	-	11	-	-	30,813
. Transmission and Distribution	4,938	472	5,948	813	3.891	16,062
. Other services	578	44	71	-	35	728
Total	36,318	516	6,030	813	3.926	47,603

(*) Includes investment in generation of Cat-Leo Energia (R$28.351 thousand) and Usina Termelétrica de Juiz de Fora (R$2.151 thousand).

Share performance at Bovespa

During the first three months of 2003, CFLCL's class "A" preferred shares fell 8.3% at the São Paulo Stock Exchange (Bovespa). The Electric Energy Sector Index (*IEE*) fell 11.5%. At the end of last March, CFLCL's class "A" preferred shares were traded at R$1.10 per lot of one thousand shares, with their equity value at R$2.48 per thousand shares.

Management.

File No. 82-5147


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA


ENERGIPE
EMPRESA ENERGÉTICA DE SERGIPE S. A.

RELEVANT INFORMATION

Companhia Força e Luz Cataguazes-Leopoldina (CFLCL) and Empresa Energética de Sergipe S.A. – Energipe inform shareholders and creditors in general that the Debt Restructuring Program of Cataguazes-Leopoldina Group was approved at the Extraordinary Shareholders Meetings held as of this date. The Program includes the issuance of debentures in the maximum amount of R$130 million and R$250 million respectively.

These issuances have the following basic characteristics:

Company	Amount (R$ million)	Maturity	Grace Period (Interest and Principal)	Maximum remuneration	Amortization
CFLCL	110.0	36	6 months	CDI + 4.5% p.a.	Monthly
- 1st serie	20.0	54	6 months	CDI + 4.5% p.a.	Monthly
- 2nd serie					
Energipe					
- 1st serie	62.5	60	12 months	IGP-M + 12% p.a.	Annual
- 2nd serie	62.5	63	15 months	IGP-M + 12% p.a.	Annual
- 3rd serie	62.5	66	18 months	IGP-M + 12% p.a.	Annual
- 4th serie	62.5	69	21 months	IGP-M + 12% p.a.	Annual

The Boards of Administration of the Companies and of the direct and indirect subsidiaries, Companhia de Eletricidade de Nova Friburgo – CENF, Companhia Energética da Borborema – CELB and Saelpa – Sociedade Anônima de Eletrificação da Paraíba, approved the rescheduling of their liabilities in the total amount of R$520 million.

Further, the aforementioned Program includes a capital increase, by private subscription, of R$20 million at parent company CFLCL, in which the subscription is already assured.

The Cataguazes-Leopoldina Group Debt Restructuring Program, supported by the main creditors, provides an extension of the due dates and reduction in the current financial charges, in addition to improving the credit risk perception.

The shareholders, the financial markets and the general public will be informed of any further developments in this restructuring program.

Cataguases, May 15, 2003

Mauricio Perez Botelho
Investor Relations Director

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
PUBLICITY TRADED CORPORATION
CORPORATE TAX CODE (*CNPJ/MF*) # 19.527.639/0001-58



MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING
HELD ON MAY 15, 2003.

DATE, TIME AND VENUE: On the fifteenth day of the month of May, 2003, at 9:00am, at the Company's head offices located at Praça Rui Barbosa # 80 in Cataguases (MG). **SUMMONS**: The summons was published in the "Minas Gerais" on May 1, 2003, May 3, 2003 and May 6, 2003 and in the "Gazeta Mercantil" on April 30, 2003, May 2, 2003 and May 5, 2003. **QUORUM**: Shareholders representing over 2/3 (two thirds) of voting capital, based on signatures in book # 6 "Shareholder Attendance ", on pages 61 v to 62. **BOARD**: Chairman - Ivan Müller Botelho; Secretary – Rodrigo Ulrich de Oliveira, all having authorized that the present minutes be transcribed in summary form and published without the signatures of the shareholders. **UNANIMOUS DELIBERATIONS**: **I)** approve the Board of Directors' proposal on the Cataguazes-Leopoldina Group Debt Restructuring Program, which includes the 6th public issuance of debentures ("Debentures"), (document attached), in two series, secured by a floating guarantee, having the following basic characteristics: **1) Issue Date:** The Issue Date of the Debentures shall be June 15, 2003 ("Issue Date"); **2) Total Issue Value:** The total Issue Value, at the Issue Date, shall be a maximum of R$130,000,000 (one hundred and thirty million Brazilian Reais); **3) Series:** The Issue shall be carried out in two series, the 1st Series being in the maximum amount of R$110,000,000 (one hundred and ten million Brazilian Reais) and the 2nd Series in the maximum amount of R$20,000,000 (twenty million Brazilian Reais); **4) Quantity of Debentures:** A maximum of 130 (one hundred and thirty) Debentures shall be issued, of which a maximum of 110 (one hundred and ten) shall be 1st Series Debentures and a maximum of 20 (twenty) shall be 2nd Series Debentures; **5) Nominal Unit Value**: The Nominal Unit Value of the Debentures, at the Issue Date, shall be R$1,000,000 (one million Brazilian Reais); **6) Type, Form and Convertibility:** The Debentures shall be book-entry and nominative, not convertible into shares issued by the Company; **7) Type:** The Debentures shall be secured by a floating guarantee, under the terms of article 58, paragraph 1 of the Brazilian Corporation Law, and Debentures of both Series shall have general privileges over Company assets; **8) Validity Term and Maturity Date:** The validity term of the 1st Series Debentures shall be 36 (thirty-six) months as of the Issue Date, with maturity scheduled for June 15, 2006. The validity term of the 2nd Series Debentures shall be 54 (fifty-four) months as of the Issue Date, with maturity scheduled for December 15, 2007; **9) Alternative Payment Mechanism:** In the event of default by the Company on obligations described in the Debenture Deed to be signed in relation to the issuance, the Debentures of both Series may be used in payment in kind for the Company's electricity bills; **10) Additional Guarantees:** By way of the signing of the instruments referred to below, the debentureholders of this Issue, represented by the Trustee, shall be beneficiaries of the pledge of shares issued by Companhia de Eletricidade de Nova Friburgo – CENF, owned by the Company, and by the pegging of certain Company revenues on account of the provision of electric energy distribution services, as mentioned ahead: 10.1) *Share Pledge Agreement* – By way of the Share Pledge Agreement, the Company, shareholder of Companhia de Eletricidade de Nova Friburgo - CENF, shall provide, in favor of the debentureholders of this Issue, a pledge on the totality of shares representative of the capital stock of Companhia de Eletricidade de Nova Friburgo - CENF held thereby, as on shares as may be held in the future, in addition to all bonuses and other rights relating to the aforementioned pledged shares. The Company shall retain the voting right, nevertheless the Share Pledge Agreement may foresee, under the terms of Article 113 of the Brazilian Corporation Law, that this shareholder may only exercise such voting right under the terms of that instrument. 10.2) *Revenue Receivable Pledge* – By way of a Private Revenue Pledging Agreement and Other Covenants, the Company shall (i) pledge, in favor of the debentureholders of both series, revenue receivables to be earned on account of the provision of electricity distribution services; (ii) pledge, also in favor of the debentureholders of both series, credit assignments held in relation to the current accounts related to the Issue. 10.3) The additional guarantee established by way of the Share Pledge Agreement referred to above, to be constituted in order to provide a guarantee to the debentureholders of both series, may be shared with other Company creditors; **II)** authorize the Company's Board of Directors to deliberate on the conditions relating to the Debentures set forth in items VI to VIII of article 59 of Law # 6,404 dated December 15, 1976, and propose at the general debentureholders meeting, in the Company's name, detailed characteristics of the Debentures, which under no hypothesis may substantially alter the general terms approved herein, and approve the respective cancellation, if and when necessary, of the Debentures which are not subscribed or which are held in treasury. Company Management shall be empowered to: (a) contract a financial institution to intermediate

the Issuance; (b) nominate a trustee; and (c) carry out all other acts as necessary to formalize and administrate the Issuance; **III)** set up an Audit Committee at the request of shareholder Itacatu S/A, having elected the following titleholders and substitutes: as titleholder, Marcelo Antônio Gonçalves Souza, Brazilian, married, economist, bearer of Identity Card # MG – 7.889.197 and Individual Tax Code (*CIC*) # 745.346.106-53, resident at Rua Timóteo da Costa # 1,100, Block 1, apt. 501, Leblon, in Rio de Janeiro (RJ), and as substitute thereto, Roberto Carlos de Araújo, Brazilian, married, engineer, Board of Engineering (*CREA*) registration # 96-1-22478-0 and individual tax code (CIC) # 016.768.277-65, resident at Rua Vereador Duque Estrada # 169, Block 4, apt 1,002, in the city of Niterói (RJ); as titleholder Renato Anet, Brazilian, married, lawyer, enrolled at the bar (*OAB/RJ*) under # 45.633 and individual tax code (*CPF/MF*) # 606.433.747-87, resident at Rua General Urquiza # 161, apt 301, in Rio de Janeiro – RJ, and as substitute thereto Leandro José Teixeira Simão, Brazilian, married, lawyer, resident at Av. Alberto Braune # 4, Suites 413 to 418, in Nova Friburgo (RJ), enrolled at the bar (*OAB/RJ*) under # 68151 and individual tax code (*CIC/MF*) # 691.004.117-87 and as titleholder Wilson de Barros, Brazilian, divorced, lawyer, bearer of Identity Card # 18800/OAB-RJ, individual tax code (*CPF/MF*) under # 010.216.307-20, resident at Av. Afrânio de Melo Franco # 75, apt 902, in Rio de Janeiro – RJ, and as substitute thereto Severino José da Silva, Brazilian, divorced, lawyer, resident at Av. Rio Branco # 116, 9th floor in Rio de Janeiro (RJ); bearer of Identity Card # 3083987-7 SSP/SP and individual tax code (*CIC/MF*) # 077.654.958-87. Further, the remuneration for each effective member of the Audit Committee elected herein is hereby fixed at 10% (ten percent) of the average amount attributed to each director, not including benefits, travel and other expenses and profit sharing. **DOCUMENTS FILED IN COMPANY RECORDS:** The documents submitted for deliberation at this Shareholders Meeting, as well as the shareholders' vote of approval of the issue in item "a" of the order of the day, were numbered in sequence and notarized by the board, and filed in the Company records. **CLOSURE AND TRANSCRIPTION**: These minutes, hereby transcribed in book # 11 of the Minutes of Shareholders Meetings, were read, approved and signed by the shareholders here present. Signed by) Ivan Müller Botelho on his own behalf and for Gipar S/A, Itacatu S/A, Mondocara S/A and Multisetor, Comércio, Indústria e Participações Ltda; signed by) Felicia Leigh Bellows on her own behalf and for Alliant Energy Holdings do Brasil Ltda; signed by) Thomas Gregg Cauchois on his own behalf, for Fondelec Essential Services Growth Fund L.P. and for The Latin América Energy and Electricity Fund I, L.P.; signed by) Manoel Otoni Neiva; signed by) Rodrigo Ulrich de Oliveira; signed by) Maurício Perez Botelho; signed by) Evandro Ramos Lourenço; signed by) Marcelo Antônio Gonçalves Souza; signed by) Carlos Aurélio Martins Pimentel on his own behalf and for Lya Maria Muller Botelho.

True to the original transcribed in book # 11 of the Minutes of Shareholders Meetings of Companhia Força e Luz Cataguazes-Leopoldina.

Cataguases, May 15, 2003

Maurício Perez Botelho
Investor Relations Diretor